Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                                October 15, 2019




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



 Re:                           FT 8327
           Balanced Income Equity and ETF Portfolio, Series 39
                            (the "Trust")
                    CIK No. 1784411 File No. 333-233741
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Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Registration Statement
----------------------

      1. FOR THIS AND OTHER FIRST TRUST UNIT INVESTMENT TRUSTS, PLEASE CONFIRM WHETHER THERE ARE ANY ASSOCIATED INDEMNIFICATION AGREEMENTS OF THE TYPE DESCRIBED IN RULE 484(B) UNDER THE SECURITIES ACT OF 1933. IF SO, PLEASE INCLUDE THE UNDERTAKING REQUIRED BY RULE 484 IN THE REGISTRATION STATEMENT.

      Response: The registration statement has been revised in accordance with this comment.

      2. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                    Very truly yours,

                                                    CHAPMAN AND CUTLER LLP


                                                By  /s/ Daniel J. Fallon
                                                    ________________________
                                                       Daniel J. Fallon